UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No.   )

1.	Name of the Registrant: Aurinia Pharmaceuticals Inc.
2.	Name of Person Relying on Exemption: MKT Capital Ltd.
3.	Address of Person Relying on Exemption: c/o Ogier Fiduciary Service (Cayman) Limited 89 Nexus Way, Camana Bay Grand Cayman, Cayman Islands KY1-9007
4.	Written Materials. The following written material is attached: Press Release, dated June 1, 2023

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Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. MKT Capital Ltd. is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by MKT Capital Ltd. and its affiliates.

PLEASE NOTE: MKT Capital Ltd. is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

MKT Capital Calls on Aurinia’s Board of Directors to Respect the Message Sent by Shareholders at 2023 Annual Meeting

Believes the Board Must Move Expeditiously to Accept the Resignations of Chairman George Milne and Compensation Committee Chair Joseph Hagan, as Previously Indicated

Calls on Sitting Directors to Heed Shareholder Input on Board Composition and the Company’s Strategic Direction

CAYMAN ISLANDS--(BUSINESS WIRE)-- MKT Capital Ltd. (together with its affiliates, “MKT Capital” or “we”), a significant shareholder of Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH) (“Aurinia” or the “Company”) with beneficial ownership of approximately 4.2% of Aurinia’s outstanding shares, today condemned the Company’s sluggish response to the outcome of its 2023 Annual General Meeting of Shareholders (the “Annual Meeting”) held on May 17, 2023.

At the Annual Meeting, Chairman George Milne and Compensation Committee Chair Joseph Hagan received less than majority support from shareholders and subsequently submitted their resignations to the Board of Directors (the “Board”) pursuant to the Company’s Majority Voting Policy.

Antoine Khalife, founder of MKT Capital, commented:

“It has been two full weeks since shareholders sent a clear message for immediate change in Aurinia’s boardroom. Despite the Company’s claim that it ‘respect[s] the outcome of this year’s vote and the opinions of all of our shareholders,’ there has been no indication that the Board has accepted the resignations of Messrs. Milne and Hagan. This unjustifiable delay further illustrates the Board’s blatant disregard for shareholders’ wishes and proclivity for issuing misleading communications. It is imperative that Aurinia respects the will of the majority of its shareholders by announcing the Board has accepted the tendered resignations and will consult significant investors on the selection of highly qualified and independent replacement directors who will prioritize the creation of shareholder value.

After voting Messrs. Milne and Hagan off the Board, we firmly believe shareholders deserve input on who will fill the resulting vacancies and set the strategic direction of the Company. We continue to believe that the best risk-adjusted path forward is for Aurinia to commence a strategic review process, and we encourage our fellow shareholders to reach out directly to the Company to make their views known. We have engaged with a large number of shareholders who fear additional dilution and would strongly favor a sale of the business at the right price. They believe this outcome compares very favorably to allowing the Company to proceed with a standalone plan. While it is our sincere hope that the incumbent directors finally wake up and embrace what shareholders – the true owners of Aurinia – actually want, we are fully prepared to move forward with requisitioning an extraordinary general meeting to replace each and every one of the directors if they continue to disregard the will of shareholders.”

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About MKT Capital Ltd.

Founded in 2012 by Antoine Khalife, MKT Capital Ltd. is an investment management firm which aims to deliver optimal risk-adjusted returns for its investors. For more information, contact Info@mkttacticalfund.com.

Contacts

Longacre Square Partners

Charlotte Kiaie / Olivia McCann, 646-386-0091

ckiaie@longacresquare.com / omccann@longacresquare.com